Filed Pursuant to Rule 424(b)(3)

Registration No. 333-267053

Supplement No. 2

(To Prospectus dated October 13, 2022)

Waldencast plc

29,533,282 CLASS A ORDINARY SHARES (for issuance)

121,120,063 CLASS A ORDINARY SHARES (for resale)

18,033,332 WARRANTS TO PURCHASE CLASS A ORDINARY SHARES (for resale)

This prospectus supplement updates and amends certain information contained in the prospectus dated October 13, 2022, or the “Prospectus”, covering the issuance from time to time by Waldencast plc, a public limited company organized under the laws of Jersey, or “we”, “our”, the “Company”, of up to 29,533,282 Class A ordinary shares, par value of $0.0001, or the “Class A ordinary shares,” including (i) Class A ordinary shares issuable upon the exercise of the private placement warrants (as defined in the Prospectus) and (ii) Class A ordinary shares issuable upon the exercise of public warrants (as defined in the Prospectus). The Prospectus also relates to the resale by certain of the selling holders named in the prospectus and their pledgees, donees, transferees, assignees and successors (the “Selling Holders”) of up to 121,120,063 Class A ordinary shares, consisting of (i) 8,545,000 Class A ordinary shares converted from the founder shares (as defined in the Prospectus) held in the aggregate by  Burwell Mountain PTC LLC, as trustee of Burwell Mountain Trust (collectively, “Burwell”), Dynamo Master Fund and Waldencast Ventures LP (each, a member of the Waldencast Long-Term Capital LLC, a Cayman Islands limited liability company (the “Sponsor”)), originally issued in a private placement to the Sponsor, for approximately $0.0035 per share, prior to our initial public offering (as defined in the Prospectus); (ii) 80,000 Class A shares converted from the founder shares held by the Investor Directors (as defined in the Prospectus), issued in a private placement to the Investor Directors (as defined in the Prospectus), for approximately $0.0035 per share, prior to our initial public offering; (iii) 20,000 Class A ordinary shares issued to Aaron Chatterley, one of our independent directors, in a private placement exempt from registration pursuant to Section 4(a)(2) of the Securities Act, and Rule 506 of Regulation D promulgated thereunder, in connection with the consummation of the Business Combination (as defined below), for no consideration; (iv) 28,237,506 Class A ordinary shares issued in connection with the Business Combination as the equity portion of the merger consideration pursuant to the Obagi Merger Agreement (as defined below) at an acquiror share value of $10.00 per share; (v) 21,104,225 Class A ordinary shares issuable in exchange for 21,104,225 Waldencast LP Common Units (as defined in the Prospectus) (and the redemption by Waldencast of an equivalent number of Class B ordinary shares, par value $0.0001 per share (“Class B ordinary shares”) held by such holder for no additional consideration) issued in connection with the Business Combination as the equity portion of the transaction consideration pursuant to the Milk Equity Purchase Agreement (as defined i=in the Prospectus) at a common unit value of $10.00 per unit; (vi) 11,800,000 Class A ordinary shares issued in the PIPE Investments (as defined in the Prospectus) pursuant to the Subscription Agreements (as defined in the Prospectus), at a purchase price of $10.00 per share at the closing of the Business Combination; (vii) 33,300,000 Class A ordinary shares issued pursuant the Forward Purchase Agreements (as defined in the Prospectus), which Forward Purchase Securities (as defined in the Prospectus) were issued at a purchase price of $10.00 per Forward Purchase Security at the closing of the Business Combination; and (viii) 18,033,332 Class A ordinary shares issuable upon the exercise of the private placement warrants and (2) up to 18,033,332 private placement warrants, which private placement warrants were issued in a private placement at the time of our initial public offering, at a purchase price of $1.50 per private placement warrant.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 10 of the Prospectus and other risk factors contained in the documents incorporated by reference therein for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 25, 2022

Exhibit 99.1

CORRECTION: Waldencast plc Announces Third Quarter Fiscal Year 2022 Financial Results

November 25, 2022 – New York, New York – Waldencast plc, (NASDAQ: WALD) (“Waldencast”), a global multi-brand beauty and wellness platform, today announced that it corrected a press release issued November 10, 2022 to amend the preliminary 2022 third quarter net loss figure from $16.8 million to $14.0 million, including the related adjustments. The revision to Waldencast’s net loss figure corresponds to the change in fair value of warrants and has no cash impact. The corrected press release reads:

-	Q3 2022 Net Sales of $78.9 million
-	Q3 2022 Gross margin of 62.4% and adjusted gross margin of 71.9%
-	Q3 2022 Net loss of $14.0 million
-	Q3 2022 Adjusted EBITDA of $15.3 million, or 19.4% of net sales

Waldencast plc, (NASDAQ: WALD) (“Waldencast”), a global multi-brand beauty and wellness platform, today announced results for the third quarter ended September 30, 2022.

Results for the quarter ended September 30, 2022 (1)

Business Combination

On July 27, 2022 (the “Closing Date”), Waldencast consummated the business combination with Obagi Global Holdings Limited (“Obagi Skincare”) and Milk Makeup LLC (“Milk Makeup”). In accounting for the business combination, Waldencast was deemed to be the accounting acquirer, and Obagi Skincare was deemed to be the predecessor entity for purposes of financial reporting. Under the acquisition method of accounting, Waldencast’s assets and liabilities retained their carrying values and the assets and liabilities associated with Obagi Skincare and Milk Makeup were recorded at their fair values measured as of the acquisition date, which created a new basis of accounting.

Basis of Presentation

When reading our financial statements, you should note there is a clear division between the “predecessor” periods that include financials up to the Closing Date and “successor” periods that include all periods after the acquisition date. The predecessor and successor results shown are not comparable, as the successor period includes the consolidated financial statements of Waldencast, Obagi Skincare, and Milk Makeup, whereas the predecessor period includes only Obagi Skincare’s financial statements.

Condensed Consolidated Statements of Operations (UNAUDITED) (1)

	Successor (Waldencast)	Predecessor (Obagi)
	2022	2022	2021
U.S. Dollars (in thousands)	Period from July 28 to September 30	Period from July 1 to July 27	Period from July 1 to September 30
Net revenue	$73,445	$2,834	$58,510

Cost of goods sold (2)	27,505	980	12,668

Gross profit	45,940

Selling, general and administrative	38,667	6,921	35,099
Research and development	1,404	331	2,496
Depreciation and amortization	10,935	1,080	3,565

Total operating expenses	51,006	9,312	53,828

Operating (loss) income	(5,066)	(6,478)	4,682

Interest expense	2,321	953	3,058
Forgiveness of Paycheck Protection Loan	(13)	-	-
Other income, net	(3,529)	32	106
Total other expenses—net	(1,221)	985	3,164

Income (loss) before income taxes	(3,845)	(7,463)	1,518
Income tax expense	740	153	164
Net income (loss)	$(4,585)	$(7,616)	$1,354

Net income attributable to non-controlling interests	257
Net (loss) income attributable to shareholders	(4,842)

(1)	Waldencast is in the process of finalizing its business combination accounting and disposal of the former Obagi China Business (as defined below). All related estimates are subject to change.

(2)	The cost of goods sold in the predecessor periods excludes product-related amortization expense.

Adjusted EBITDA reconciliation (1) for the period ended September 30, 2022 – Waldencast plc

	2022					2021
	Period from July 28 to September 30 (Successor period)				Period from July 1 to July 27 (Predecessor period)	Three months ended September 30 (Predecessor period)
U.S. Dollars (in thousands)	Obagi	Milk	Waldencast Corp.	Waldencast	Obagi	Obagi

Net Income (Loss)	$3,965	$(2,656)	$(5,894)	$(4,585)	$(7,616)	$1,354
China carve-out	-	-	-	-	340	(1,063)
Adjusted For:					-	-
Depreciation and amortization	8,991	2,987	-	11,978	1,080	3,565
Interest expense, net	-	-	2,321	2,321	945	3,058
Income tax expense	740	-	-	740	153	164
Stock-based compensation expense	2,048	254	850	3,152	-	-
Transaction costs	1,002	135	3,610	4,747	1,968	649
Inventory fair value adjustment	2,782	1,558	-	4,340	-	-
Warranty liability fair value adjustment	-	-	(2,805)	(2,805)	-	-
Impact of China related party sales	155	-	-	155	-	-
Foreign currency transaction loss (gain)	(287)	(415)	-	(702)	4	-
(Gain)/loss on disposal of assets	-	(3)	-	(3)	35	-
Restructuring costs	20	-	-	20	2	78

Adjusted EBITDA	$19,416	$1,860	$(1,918)	$19,358	$(3,089)	$7,805
Net Sales	$57,576	$15,869	$-	$73,445	$2,834	$58,510
Adjusted EBITDA %	33.7%	11.7%	N/A	26.4%	-109.0%	13.3%

(1)	Waldencast is in the process of finalizing its business combination accounting and disposal of the former Obagi China Business (as defined below). All related estimates are subject to change.

Third Quarter Highlights

As the predecessor and successor results are not comparable, the Company presented the comparative quarterly results that combine the predecessor and post-acquisition periods for Obagi Skincare and the pre and post-acquisition periods for Milk Makeup. Under U.S. Generally Accepted Accounting Principles (“GAAP”), the periods prior to and subsequent to the acquisition date should not be combined, and Milk Makeup’s pre-acquisition period should not be included. Management believes these non-GAAP comparative quarterly results provide a perspective on the on-going performance of the combined companies’ operations.

The Company also separately reports financial results on the basis of adjusted gross margin, adjusted EBITDA and adjusted EBITDA margin, which are non-GAAP financial measures. Refer to “Reconciliation of Non-GAAP Financial Measures” below.

Obagi Skincare (1)

●	Obagi Skincare recorded net sales of $60.4 million, an increase of 3.2% from the same period in the prior year and an increase of 12.1% on a comparable basis

o	The increase of 12.1% on a comparable basis excludes sales related to the former Obagi China business, which was not acquired by Waldencast (the “Obagi China Business”). The distribution of Obagi Skincare’s products in China has remained under ownership of Cedarwalk Skincare Limited, Obagi Skincare’s former owners, who have entered into a licensing and distribution agreement with Waldencast.

o	Q3 2022 Net sales of $60.4 million includes $55.9 million of comparable sales and $4.5 million of sales related to its former Obagi China Business

o	Q3 2021 Net sales of $58.5 million includes $49.9 million of comparable sales and $8.6 million of sales related to its former Obagi China Business

●	Obagi Skincare gross margin of 64.9% and adjusted gross margin of 75.0%, compared to gross margin of 76.3% and adjusted gross margin of 74.8% in the prior year

o	Q3 2022 adjusted gross margin excludes $2.8 million related to the inventory fair value step-up and $0.2 million related to its former Obagi China Business

o	Q3 2021 adjusted gross margin excludes $7.3 million related to its former Obagi China Business

●	Obagi Skincare’s net loss of $3.7 million, compared to net income of $1.4 million in the prior year, reflects $19.6 million of transaction costs and other non-cash items

●	Obagi Skincare’s adjusted EBITDA of $16.3 million (27.0% of net sales), an increase of 109.2%, was primarily driven by robust comparable sales and strong operational leverage

	2022						2021
U.S. Dollars (in thousands)	Period from July 28 to September 30 (Post-acquisition period)		Period from July 1 to July 27 (Predecessor period)		Three months ended September 30 (Predecessor + Post-acquisition period)		Three months ended September 30 (Predecessor period)		% Change
Net Sales	$57,576		$2,834		$60,410		$58,510		3.2%
Gross Margin	$37,735	65.5%	$1,499	52.9%	$39,234	64.9%	$44,621	76.3%	-12.1%
Adjusted Gross Margin	$40,362	76.0%	$1,578	56.0%	$41,940	75.0%	$37,329	74.8%	12.4%
Net Income (Loss)	$3,965		$(7,616)		$(3,651)		$1,354		-369.6%
Adjusted EBITDA	$19,416	33.7%	$(3,089)	-109.0%	$16,327	27.0%	$7,805	13.3%	109.2%

(1)	Waldencast is in the process of finalizing its business combination accounting and disposal of the former Obagi China Business. All related estimates are subject to change.

Milk Makeup (1)

●	Milk Makeup recorded net sales of $18.5 million, an increase of 41.7% from the same period in the prior year

●	Milk Makeup’s gross margin of 54.0% and adjusted gross margin of 62.5%, compared to gross margin and adjusted gross margin of 53.2% in the prior year

o	Q3 2022 Adjusted gross margin excludes $1.6 million related to the inventory fair value step-up

●	Milk Makeup’s net loss of $4.4 million, compared to net loss of $1.8 million in the prior year, reflecting $5.4 million of transaction costs and other non-cash items

●	Milk Makeup’s adjusted EBITDA of $0.9 million (5.0% of net sales) compared to $(1.0) million in the prior year, was primarily driven by strong sales growth, expansion in gross margin and operational leverage

	2022						2021
U.S. Dollars (in thousands)	Period from July 28 to September 30 (Post-acquisition period)		Period from July 1 to July 27 (Pre-acquisition period)		Three months ended September 30 (Pre-acquisition + Post-acquisition period)		Three months ended September 30 (Pre-acquisition period)		% Change

Net Sales	$15,869		$2,670		$18,539		$13,083		41.7%
Gross Margin	$8,205	51.7%	$1,815	68.0%	$10,020	54.0%	$6,957	53.2%	44.0%
Adjusted Gross Margin	$9,763	61.5%	$1,815	68.0%	$11,578	62.5%	$6,957	53.2%	66.4%
Net Loss	$(2,656)		$(1,764)		$(4,420)		$(1,836)		140.7%
Adjusted EBITDA	$1,860	11.7%	$(930)	-34.8%	$930	5.0%	$(1,028)	-7.9%	NM

(1)	Waldencast is in the process of finalizing its business combination accounting. All related estimates are subject to change.

Waldencast Group central expenses – Period from July 28, 2022 to September 30, 2022 (Post-acquisition period)

●	These central expenses result in a net loss of $5.9 million and consists of $3.6 million of transaction costs, $2.3 million of interest expense, $1.9 million of ongoing central overhead, offset by $(1.9) million of non-cash items.

●	These central expenses result in an adjusted EBITDA of $(1.9) million, reflecting ongoing central overhead.

In addition, as of September 30, 2022, there were 114.1 million fully diluted shares outstanding. Waldencast has reserved 3.9 million shares for future issuances of employee incentive awards.

About Waldencast

Founded by Michel Brousset and Hind Sebti, Waldencast’s ambition is to build a global best-in-class beauty and wellness operating platform by developing, acquiring, accelerating, and scaling conscious, high-growth purpose-driven brands.  Waldencast’s vision is fundamentally underpinned by its brand-led business model that ensures proximity to its customers, business agility, and market responsiveness, while maintaining each brand’s distinct DNA. The first step in realizing its vision was the business combination with Obagi Skincare and Milk Makeup. As part of the Waldencast platform, its brands will benefit from the operational scale of a multi-brand platform; the expertise in managing global beauty brands at scale; a balanced portfolio to mitigate category fluctuations; asset light efficiency; and the market responsiveness and speed of entrepreneurial indie brands. For more information please visit: https://ir.waldencast.com/.

Obagi Skincare is an industry-leading, advanced skin care line rooted in research and skin biology, refined with a legacy of 30 years’ experience. First known as leaders in the treatment of hyperpigmentation with the Obagi Nu-Derm® System, Obagi® products are designed to diminish the appearance of premature aging, photodamage, skin discoloration, acne, and sun damage. More information about Obagi Skincare is available on the brand’s website, Facebook, Twitter and Instagram pages.

Founded in 2016, Milk Makeup quickly became a cult-favorite among the beauty community for its values of self-expression and inclusion, captured by its signature Live Your Look, its innovative formulas and clean ingredients. The brand creates vegan, cruelty-free, clean formulas from its Milk Makeup HQ in Downtown NYC. Currently, Milk Makeup offers over 300 products through its US website www.MilkMakeup.com, and its retail partners including Sephora in North America, Europe, the Middle East and Australia and Cult Beauty and Selfridges in the UK.

Cautionary Statement Regarding Forward-Looking Statements

Statements in this release that are not historical, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements regarding Waldencast’s outlook and guidance for Fiscal 2022; and any assumptions underlying any of the foregoing. Words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “should,” and “will” and variations of such words and similar expressions are intended to identify such forward-looking statements.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of Waldencast, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include, but are not limited to: (i) the inability to recognize the anticipated benefits of the transactions with Obagi Skincare and Milk Makeup; (ii) changes in general economic conditions, including as a result of the COVID-19 pandemic, (iii) the ability to continue to meet Nasdaq’s listing standards; (iv) volatility of Waldencast’s securities due to a variety of factors, including Waldencast’s inability to implement its business plans or meet or exceed its financial projections and changes; (v) the ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities; and (vi) the ability of Waldencast to implement its strategic initiatives and continue to innovate Obagi Skincare’s and Milk Makeup’s existing products and anticipate and respond to market trends and changes in consumer preferences.

These and other risks, assumptions and uncertainties are more fully described in the Risk Factors section of our Registration Statement on Form F-1 (File No. 333-267053), originally filed with the Securities and Exchange Commission (the “SEC”) on August 24, 2022 and as thereafter amended, and in our other documents that we file or furnish with the SEC, which you are encouraged to read. To the extent that COVID-19 adversely affects our business and financial results, it may also have the effect of heightening many of such risk factors.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to rely on these forward-looking statements, which speak only as of the date they are made. The degree to which COVID-19 may adversely affect Waldencast’s results and operations, including its ability to achieve its outlook and guidance for Fiscal 2022, will depend on numerous evolving factors and future developments, which are highly uncertain, including, but not limited to, federal, state and local governmental policies and initiatives designed to reduce the transmission of COVID-19 and emerging new variants and how quickly and to what extent normal economic and operating conditions can resume. As a result, the impact on Waldencast’s financial and operating results cannot be reasonably estimated with specificity at this time, but the impact could be material Waldencast expressly disclaims any current intention, and assumes no duty, to update publicly any forward-looking statement after the distribution of this release, whether as a result of new information, future events, changes in assumptions or otherwise. Waldencast gives no assurance that the combined company will achieve its expectations.

Reconciliation of Non-GAAP Financial Measures

The financial information and data contained in this release have not been audited in accordance with the standards of the Public Company Accounting Oversight Board and does not conform to Regulation S-X.

Waldencast separately reports financial results on the basis of adjusted gross margin, adjusted EBITDA and adjusted EBITDA margin, which are non-GAAP financial measures. See the attached tables for a reconciliation of adjusted gross margin, adjusted EBITDA and adjusted EBITDA margin to net sales and net income (loss), which are the most directly comparable GAAP financial measures.

For Obagi Skincare, adjusted gross margin excludes the sales related to the China distributor under a transition services agreement, the impact of Obagi Skincare’s related party sales to the China distributor, and the impact of the inventory fair value step-up as a result of the business combination accounting. For Milk Makeup, adjusted gross margin excludes the impact of the inventory fair value step-up as a result of the business combination accounting.

Adjusted EBITDA is defined as net income (loss) excluding the impact of income tax benefit, interest expense, net, depreciation and amortization and the transaction costs, non-cash items, and certain non-recurring income and expense that do not occur regularly as part of the normal activities of Obagi Skincare and Milk Makeup.

Adjusted EBITDA margin is defined as adjusted EBITDA divided by net sales.

Waldencast believes the non-GAAP measures of adjusted gross margin, adjusted EBITDA and adjusted EBITDA margin provide useful information to management and investors regarding certain financial and business trends relating to its financial condition and results of operations. Waldencast believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in comparing its financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. These non-GAAP measures also provide perspective on how Waldencast’s management evaluates and monitors the performance of the business and provides a view on how the on-going operating company performs. These non-GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures.

Comparable net sales for Obagi Skincare in predecessor periods excludes sales related to its former Obagi China business.

Contacts:

Investors

ICR

Allison Malkin/Annie Erner/Nina Weiss

waldencastir@icrinc.com

Media

ICR

Brittney Fraser/Alecia Pulman

waldencast@icrinc.com

Appendix

Adjusted gross margin reconciliation (1) for the period ended September 30, 2022 and 2021 – Obagi Skincare

	2022		2021
U.S. Dollars (in thousands)	Period from July 28 to September 30 (Post-acquisition period)	Period from July 1 to July 27 (Predecessor period)	Three months ended September 30 (Predecessor period)

Net Sales	$57,576	$2,834	$58,510
Recurring sales	53,118	2,816	49,902
Obagi China Business carveout	-	18	8,608
Chinese related party sales	4,458	-	-
Cost of goods sold (2)	19,841	980	12,668
Amortization expense (2)	-	355	1,221
Gross Margin	$37,735	$1,499	$44,621
Gross Margin %	65.5%	52.9%	76.3%
Gross Margin Adjustments:
Inventory fair value adjustment	(2,782)	-	-
Obagi China Business carveout	-	(79)	7,292
Chinese related party sales	155	-	-

Adjusted Gross Margin	$40,362	$1,578	$37,329
Adjusted Gross Margin %	76.0%	56.0%	74.8%
(% of Recurring sales)

(1)	Waldencast is in the process of finalizing its business combination accounting and disposal of the former Obagi China Business. All related estimates are subject to change.

(2)	The cost of goods sold in the predecessor periods excludes product-related amortization expense. Product-related amortization expense is included as an adjustment to calculate the gross margin per U.S. GAAP and to be comparable to the successor period.

Adjusted gross margin reconciliation (1) for the period ended September 30, 2022 and 2021 – Milk Makeup

	2022		2021
U.S. Dollars (in thousands)	Period from July 28 to September 30 (Post-acquisition period)	Period from July 1 to July 27 (Pre-acquisition period)	Three months ended September 30 (Pre-acquisition period)

Net Sales	$15,869	$2,670	$13,083
Cost of goods sold	7,664	855	6,126
Gross Margin	$8,205	$1,815	$6,957
Gross Margin %	51.7%	68.0%	53.2%
Gross Margin Adjustments:
Inventory fair value adjustment	(1,558)	-	-

Adjusted Gross Margin	$9,763	$1,815	$6,957
Adjusted Gross Margin %	61.5%	68.0%	53.2%

(1)	Waldencast is in the process of finalizing its business combination accounting. All related estimates are subject to change.

Adjusted EBITDA reconciliation (1) for the period ended September 30, 2022 – Obagi Skincare

	2022		2021
U.S. Dollars (in thousands)	Period from July 28 to September 30 (Post-acquisition period)	Period from July 1 to July 27 (Predecessor period)	Three months ended September 30 (Predecessor period)

Net Income (Loss)	$3,965	$(7,616)	$1,354
China carve-out	-	340	(1,063)
Adjusted For:
Depreciation and amortization	8,991	1,080	3,565
Interest expense, net	-	945	3,058
Income tax expense	740	153	164
Stock-based compensation expense	2,048	-	-
Transaction costs	1,002	1,968	649
Inventory fair value adjustment	2,782	-	-
Impact of China related party sales	155	-	-
Foreign currency transaction	(287)	4	-
Disposal of assets	-	35	-
Restructuring costs	20	2	78

Adjusted EBITDA	$19,416	$(3,089)	$7,805
Net Sales	$57,576	$2,834	$58,510
Adjusted EBITDA %	33.7%	-109.0%	13.3%

(1)	Waldencast is in the process of finalizing its business combination accounting and disposal of the former Obagi China Business. All related estimates are subject to change.

Adjusted EBITDA reconciliation (1) for the period ended September 30, 2022 – Milk Makeup

	2022		2021
U.S. Dollars (in thousands)	Period from July 28 to September 30 (Post-acquisition period)	Period from July 1 to July 27 (Pre-acquisition period)	Three months ended September 30 (Pre-acquisition period)

Net Loss	$(2,656)	$(1,764)	$(1,836)
Adjusted For:
Depreciation and amortization	2,987	272	523
Interest expense, net	-	1	26
Stock-based compensation expense	254	-	125
Transaction costs	135	340	-
Inventory fair value adjustment	1,558	-	-
Foreign currency transaction	(415)	221	16
Disposal of assets	(3)	-	118

Adjusted EBITDA	$1,860	$(930)	$(1,028)
Net Sales	$15,869	$2,670	$13,083
Adjusted EBITDA %	11.7%	-34.8%	-7.9%

(1)	Waldencast is in the process of finalizing its business combination accounting. All related estimates are subject to change.